Filed by Monroe Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Monroe Bancorp
Commission File No. 0-31951

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Monroe Bancorp (“Monroe”) pursuant to the terms of an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”) between Old National and Monroe.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Monroe on October 6, 2010.

Forward-Looking Statements

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National’s and Monroe’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National and Monroe.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Monroe’s businesses, competition, government legislation and policies, ability of Old National and Monroe to execute its business plans, including acquisition plans, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of either Old National’s or Monroe’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this filing and other factors identified in each company’s Annual Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this filing, and neither Old National nor Monroe undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this filing.

Additional Information for Shareholders

In connection with the proposed merger, Old National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Monroe and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Participants in This Transaction

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger.  Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010.  Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

* * * * * * * * * *

Set forth below is the transcript from a conference call held by Old National on October 6, 2010.  The presentation material referred to in the transcript was filed with the SEC on October 6, 2010 by each of Old National and Monroe pursuant to Rule 425 under the Securities Act of 1933, as amended, and, in the case of Monroe, Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Old National Bancorp (ONB) Conference Call Transcript
Acquisition of Monroe Bancorp by Old National Bancorp
October 06, 2010 at 2:00 p.m. Eastern

Conference Call Transcript
Operator: Welcome to Old National Bancorp’s Conference Call. This call is being recorded and has been made accessible to the public in accordance with the SEC Regulation FD.  The call, along with the corresponding presentation slides will be archived for 12 months on the investor relations page at www.oldnational.com. A replay of the call will also be available beginning at 10:00 AM Central, October 7th through October 20th. To access the replay, dial 1-800-642-1687, conference ID code 15779212.

Those participating today will be analysts and members of the financial community. At this time, all participants are in a listen only mode. Then we will hold a question and answer session and instructions will follow at that time.

At this time, the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Ms. Lynell J. Walton, Director of Investor Relations:

Thank you, Michael and hello everyone. We appreciate you joining us for the Old National Bancorp Analyst and Investor Conference Call. Joining me today are our Old National Bancorp management members: Bob Jones, Chris Wolking, Daryl Moore and Jim Ryan, who many of you may know is our Director of Corporate Development. And also joining us today is Mark Bradford, President and CEO of Monroe Bancorp.

As noted down on slide four, I would like to remind you that as we proceed, our presentation today will contain forward-looking statements that are subject to certain risks and uncertainties that could cause the company’s actual future results to materially differ from those discussed. These risks and uncertainties include, but are not limited to, those which are contained in the slides and in Old National’s filings with the SEC.

Slide five contains our non-GAAP financial measures information. Various numbers in this presentation have been adjusted for certain items to provide more comparable data between periods and as an aid to you in establishing more realistic trends going forward. Included in the presentation are the reconciliations for such non-GAAP data. We feel that these adjusted metrics are helpful in understanding Old National’s results of operations and core performance trends.

Following our prepared remarks, we’ll be happy to open the line and take your questions. With that, I’ll turn the call over to Bob.

Robert G. Jones, President and Chief Executive Officer:

Great, thank you, Lynell and good afternoon. We do appreciate you joining us for this analyst and investor call for what we believe is a very important announcement for Old National and for our shareholders.

To begin my remarks on slides seven, this morning we were very pleased to announce that the Board of Directors of Monroe Bancorp and Old National have approved an agreement in principal for Old National to acquire Monroe Bancorp. For those of you who don't know, Monroe Bancorp is a 118-year-old institution headquartered in Bloomington, Indiana and has long been an institution that we at Old National have admired and, in fact, if you would ask me six years ago what were two to three institutions that we would love to partner with, they would have been at or near the top of the list. For those of you who may not be familiar with Bloomington and the other markets that Monroe has branches in, we have provided you with a map showing their locations and our locations.

Mark Bradford will provide you additional color in these markets later on the call, but as we noted on this slide, Bloomington is best known as the home of Indiana University.

Turn to slide eight, Monroe Bancorp has total assets of $845 million with liabilities of $790 million. In addition, they have approximately $336 million in trust assets. They serve the Bloomington, Indianapolis, Bedford and Brownstown markets of Central Indiana with 15 branches.

On slide nine you can see that our desire to do this transaction is driven by the value it creates for our shareholders. We believe that this transaction is a prudent use of our capital in light of the returns we expect that the transaction will provide to our shareholders.  Chris will give you greater details later on the call about the financials, but as you can see on slide nine, the transaction, excluding one time expenses, is immediately accretive to our earnings and we estimate that will add 7 to 8% to our earnings over time, which equates to approximately $0.06 to $0.07 per share.

This does produce an internal rate of return in excess of 18%.  I would like to note we have not built any revenue increases in our model and because the Monroe branches and their operations are in our existing market, we expect to achieve G&A cost savings in excess of 30%.  As many of you have heard us talk about before, a transaction like this will allow us to leverage our existing infrastructure and coupled with the potential of up to six branch consolidations from the combined entity, it gives us comfort that these cost saves are achievable.

Slide 10 answers the question, why Monroe Bank? As I mentioned before, we have long been impressed with the institution and both Monroe and Old National have long established roots in Indiana. The combination of these two companies further enhances our ability to be Indiana’s bank. Furthermore, Monroe has dominant market share in the Bloomington Metro market area and the resulting franchise will have almost a 30% market share, and we will reap the benefits that come with that market share dominance.

In addition, Monroe’s Indianapolis presence fills in some very important gaps that existed our -- in our Indianapolis market. Most notably in Avon, Plainfield and Noblesville, which are some of the best outer ring markets in Indianapolis.

Before I turn the presentation over to Mark, let me comment on two other key points that make us feel so positive towards this partnership, and that is the cultural similarities and the strength of the Monroe management team. The more we got to know each other, the more we realized how similar our cultures were. As you all know, it is very easy to integrate systems as well as operations. The most difficult integration is culture and also the most critical element towards the successful partnership. Both Mark and I feel very strongly that our similarities far outweigh our differences, but we also know that we will need to continually stay focused on ensuring that our cultural integration is at the forefront of our plans.

Finally, a word about the Monroe management team. All of us have been very impressed with the quality of their team. Their commitment to their customers and their shareholders has been extraordinary through this process, and we look forward to having them join the Old National team.

And with that, it is my distinct pleasure to turn the presentation over to Mark Bradford, CEO and President of Monroe Bancorp.

Mark Bradford, Chief Executive Officer and President of Monroe Bancorp:

Thank you, Bob, and good afternoon. I am pleased to join you today to be a part of the exciting announcement about the partnership between two great Hoosier banks. Our desire to do this transaction is driven largely by the value it creates for our shareholders, our clients associates and the communities we serve.

We turn to page 12, and the question is why Old National? We have competed with Old National for a number of years, and we respect them as a formidable competitor that does things the right way. Monroe and Old National have the same culture of values as Bob indicated, including outstanding customer service and a commitment to the community.

Old National is one of the strongest banks in Indiana, and we feel is well positioned to participate in the bank consolidation wave. But then, as I sit in the seat of community bank president, I think there are several other presidents that are out there in a similar situation who would look toward Old National as being an acquirer of choice certainly in the coming years.

In addition, as we look at the improved stock liquidity, we only enjoyed about 4,000 shares trading per day, and I think our shareholders will benefit greatly from the 600,000 shares that trade of Old National.

Turning to page 13, I have often said that I am awfully fortunate to be President of a bank whose franchise is largely located in Big Ten college town. Not only does the university employ 6,000 people but there are 42,000 students that obviously raise the water level of the community we are in. You can see the unemployment rate was 7.6% which was a lot lower than the Indiana’s average of 9.9%. We have also listed for you to review the largest employers and what you have is the University, Cook, which is an advanced medical manufacturer, and then the hospital being the largest.

Turning then to the page -- slide on page fourteen, you can see the branches and then as Bob indicated there will be opportunities for us to consolidate branches as many of them are located within a quarter of a mile of one another.

Lastly, then, I turn your attention to slide fifteen which shows the market share in this demographic area where we enjoy a 23% market share versus 14% of JP Morgan Chase. One of the things I'm most proud of, in that, is the fact that if you'd look back ten years ago, those numbers were nearly reversed, and we think we've made great inroads the more we continue to do so moving forward with this partnership with Old National.

Before I turn the presentation over to Chris, I want to thank all of Monroe's employees for their hard work and dedication to serving our clients and communities. Chris.

Chris Wolking, Chief Financial Officer of Old National Bancorp:

Thank you, Mark. Bob provided many of the key aspects of the transaction, but we thought it’s important that we provide more details on the financial model as well as some important aspects of the merger agreement.

I will begin on slide eighteen with metrics of the transaction based on yesterday's market closing prices. Based on yesterday's closing Old National price per share of $10.47 per share, the deal with Monroe has a value of $83,513,000. The consideration to Monroe shareholders is 100% stock with a fixed exchange ratio of 1.275 shares of Old National per share of Monroe.

$83.5 million is a premium to Monroe's tangible equity at June 30, 2010 of $27.9 million, and equates to approximately 5.5% of core deposits. And that $83.5 million, the price to book value of 190 -- pardon me 149.5% represents a 148.1% premium for current Monroe shareholders based on yesterday's closing price of $5.38 per share of Monroe Stock.

On slide 19, I have listed the major assumptions we used in building our earnings per share pro forma. The model assumes a full year earnings contribution from Monroe to Old National in 2011. Estimated one time charges are $10.8 million before taxes and our model reflects taking all of these charges in 2011. Cost savings are expected to be $9.7 million, approximately 55% of which should be captured in 2011. Intangible assets are projected to be $15.2 million or $9.9 million net of taxes. Our model assumes intangible assets will be amortized using accelerated method over seven years. Goodwill on the transaction based on yesterday’s stock prices is estimated to be $38.4 million. Based on our credit due diligence, we anticipate a total loan mark value adjustment of 8.5% to 9.5%.  This includes both the credit and interest rate mark. The credit mark of 5.5% to 6.5% includes current reserves of 3.2% of total loans.  Adjusted for the loan credit mark, the premium over book value is approximately 195%.

The 1.275 exchange ratio when applied to Monroe shares means we will issue 7,942,967 new shares to Monroe shareholders. This number will change slightly when we convert outstanding Monroe options at closing.

On slide 20, I added projected capital ratios.  Because this transaction is an all stock deal and because we currently have a strong capital base, our projected capital ratios are well above regulatory guidelines. I included a projected tangible capital to risk weighted asset ratio on the slide because this approximates what we believe to be the new common equity ratio of the Basel III Agreement.  For those of you who followed the Basel III negotiations, you know that the fully phased and common equity minimum ratio is 4.5% or 7% when the proposed conservation buffer of 2.5% is included. Our pro forma common equity ratio should be well in excess of this minimum, so excess capital puts us in a great position to continue to look at acquisition opportunities as Mark alluded to.  Contributing to the change in the projected capital ratio is the fact that Old National is losing capital credit for our subordinated debt issue as well as the impact of the acquisition of Monroe.

Finally on slide 21, I provide details of the merger agreement that may be of interest to you. While the exchange ratio is fixed at 1.275 shares of Old National stock per share of Monroe; if ONB trades above an average price of $10.98 for 10 days, five days before closing, the exchange ratio will adjust downward to essentially fix the per share price we will pay for Monroe at $14 per share.  So, for example, if the price of Old National averages $12.50 per share during the 10 days prior to the fifth day before closing, the new exchange ratio would be calculated as 14 divided by 12.5 or 1.12.

Additionally, the merger agreement allows for lower exchange ratios or termination of the agreement if delinquent loans increase significantly or shareholders’ equity decline significantly between now and closing. Jim Ryan was instrumental in completing the transaction and either he or I will be happy to answer questions at the conclusion of this presentation.

With that, I would turn to Bob Jones for final comments.

Robert G. Jones, President and Chief Executive Officer:

Great, thank you Chris and thank you Mark. I’m going to conclude the presentation on slide 23 with an overview of the due diligence process.  As we always do when contemplating a transaction, we complete an exhaustive review of credit, operations and business lines.  You know, in fact, I think if you ask Mark and he wasn't such a nice guy, I am sure he would say we were a royal pain during this process.

We do focus on credit, led by Daryl, and as such we have looked at approximately 69% of all of Monroe’s commercial credits. Our credit mark was based on both current estimates and credit losses for both performing and non-performing loans. Because of this being an in-market transaction, Daryl and his team and the balance of us have good familiarity with many of Monroe’s customers. We also reviewed all areas of operation and business lines and feel as though we identified any additional risk and built that risk into the financial model as well as into our integration plans.

Finally, we've already developed a preliminary integration plan and have our team assembled and ready to move under the leadership of Barbara Murphy, who many of you remember, did merger integration for Bank One for many years and is well experienced and well versed at how to do integrations and led us in both Charter One and St. Joe.

As noted on slide 24 and as Chris and Mark both talked about, our pending acquisition of Monroe does not preclude us from pursuing other partnerships that fit our acquisition strategy. We believe we have both the capital as well as capacity to look at other potential transactions, and we will continue to be actively engaged in that process over the coming months.

Today we do feel it is an important step forward for Old National and its shareholders and with that, Michael, we would be happy to answer the questions.

Question and Answer Section
Operator: [Operator Instructions] Your first question comes from the line of Stephen Geyen with Stifel Nicolaus.

(Q – Stephen Geyen): Hey good morning guys.

(A): Good afternoon.

(A): Hi Steve.

(Q): Few questions, let's start with Mark.  You discussed some of the reasons for the sale.
Were they regulatory or capital issues that also went into the decision itself?

(A – Mark Bradford): No. I really don’t think so. I think as we looked at it, we just considered our strategic alternatives and at that point, saw additional opportunity, -- I guess saw potential business partners and we’re very impressed with Old National and I think the culture as well as well as their aggressiveness and willingness to work with us on that deal.

(Q – Stephen Geyen): Okay. And a question for Bob. It sounds like you – there is certainly the potential for stringing a handful of these deals together. Do you think a seller  are revising or has revised their expectations?

(A – Bob Jones): Well, I think what we’re seeing Stephen is more openness to potential transactions and I think with all the changes in FinReg and capital requirements, I think boards are tired and I think with that tired feeling becomes a little better feeling for expectation which is in my mind much more rational. So we do think that it’s going to be an active period.

(Q – Stephen Geyen): Okay. And Chris, could you just -- with the changing M&A environment and acquisitions, this acquisition, how do you view these securities portfolio and how the balance sheet may look let’s say, in 12 months from now?

(A – Chris Wolking): Stephen, as we said, over several quarters, it’s my objective to keep that securities portfolio at a relatively low level. There’s not many investment opportunities out there, and I think as we’ve talked about before, anytime we’re given the opportunity to de-leverage the balance sheet by doing something different with that whole-sale funding or the investment portfolio where we’re doing that and that clearly puts us even better positioned to take advantage of these kinds of opportunities.

(Q – Stephen Geyen): And maybe one last question for Daryl. The commercial real estate loan portfolio looks – just curious if you can give us some idea what that looks like as far as the breakdown and maybe the segments, the commercial real estate segments that might exert the most stress?

(A – Daryl Moore): Sure, if you look at their development commercial real estate, commercial real estate construction, its about 10% of total outstanding.  When you add the existing commercial real estate loans, spec residential construction you’ve got about 35% and when you add owner-occupied you get 17%. So you get about 60 plus percent of the portfolio in commercial-commercial real estate related loans.

(Q – Stephen Geyen): And as far as -- I guess maybe more information on maybe the retail breakdown or some of the various segments in commercial real estate. I mean where do you see the risk?

(A – Daryl Moore): Well, I think land development – there is a fair amount of residential and commercial land development $30 million plus another $10 million in unimproved. So you’ve got some risk in that portfolio. Retail you’ve got about $39-40 million so there is some there. All of these loans that we looked at had a lot of work that was been done with them already as we got in and looked at the portfolio. So its -- Steven it’s not like we are going in and saying, hey, we’ve got an issue and we have to start working on this. Lot of work has already been done on the portfolio, and so I think that was one of the things as we looked at this and said, you know these guys have their hands around the risk and are well down that path. So as you look at this, that’s – that was one of the things that makes feel little more comfortable about this portfolio.

(Q – Stephen Geyen): Okay, great. Alright thank you.

(A): Great. Thanks Steven.

Operator: Your next question comes from the line of John Rodis with Howe Barnes.

(A): Hey John.

(Q - John Rodis): Good afternoon guys, congratulations.

(A): Thank you.

(Q – John Rodis): Hey Bob, maybe a question for you. Can you just talk a little bit about the bidding process? Maybe you know how active or how competitive was the prior process? Then can you just maybe talk about a little bit about your thoughts on the pricing because obviously on the surface you know over 100% of you know last night’s close on Monroe, you know pretty big premium.

(A - Bob): Yeah, you know Mark can probably give you a better idea on the active process. You know we were committed to do what was right for our shareholders throughout the process. Our board holds us accountable to that.

I think as you look at the market premium you realize it’s a fairly illiquid stock that's been trading at a pretty depressed level, and we really look more at the tangible book in terms of the true measure of the value. And I think when you think of the markets that we acquired, particularly getting dominant share in Bloomington, we are very comfortable with the cost of the transaction and the fact that we can be as accretive as we show in the model in a fairly quick pace, I think gives us good comfort.

(Q – John Rodis): Okay, and as far as how competitive the process, I mean where there are multiple bidders.

(A – Mark Bradford): There were multiple companies interested, and they express that interest but at that point the only one we allowed to do due diligence is Old National.

(Q – John Rodis): Okay, and Mark what is your role going to be going forward?

(A - Mark): At this point I will be President to Bloomington market. So my main priorities as  I see it will be the integration that will take place as well as not only retaining the clients we have but using the broader platform, using the insurance products that I've never had at my availability, or available to me to really grow the franchise. I'll be disappointed if we lose any customers.

(Q – John Rodis): Okay, well good luck with that. Bob maybe…

(A): We are very confident [indiscernible]

(Q – John Rodis): I mean that in a way though. Bob maybe just one more question for you as for potential future deals and so forth. Despite you doing this deal now, I mean does that mean you got more cover with looking at potential bidding as far as the potential marks on the loan portfolio and so forth because you’ve – as any – I guess things have improved the last few months maybe.

(A – Bob Jones): Well. I think if you look at the credit marks, and Daryl can chime in here, we knew a lot of these clients. We know this market very well, Monroe allowed us to do a very deep dive on the portfolio, so the fact we looked at 69%, a lot of commercial credits, gives us good comfort on the credit marks, so it doesn’t mean that we are going to do deals and take credit risk of significant nature by no means. We will continue to be diligent as we’ve exhibited over time. As you look at Monroe, Daryl made a very good point; they have their arms around the credit issues. We were very impressed with the programs and the processes they put in place, and we think the attractiveness of this market, all that added up, it just makes an awful lot of sense for us.

(Q – John Rodis): Okay, thanks guys.

(A): Thanks John.

Operator:  Your next question comes from the line of Rick Kraemer with Wise Advisors.

(A): Hi Rick.

(Q – Rick Kraemer): Hi, how are you doing? Couple of questions; one I look back and I don’t know much about Monroe, but I’m learning quickly. You guys, the Monroe Bank had an MOU, as far as I can tell, I guess as of April or May.  And that’s -- I guess does that just go away upon the consolidation of the company then…

(A – Bob Jones): It will, and you know I would tell you to look at the varying degrees of regulatory actions.  As we looked at this one, we didn’t feel that it was a systemic issue or a cultural issue. Clearly they made some mistakes in the Indianapolis market.  A lot of banks have made mistakes and in the Indianapolis market, us being one of them, go back seven-eight years ago, and we were able to get comfortable through our credit review and our legal review that, again, as I said, it’s not a systematic issue, it’s really – it’s one that we feel we can manage very well.

(Q): The regulators’ concern was both capital and high level of substandard loans is that correct?

(A – Mark Bradford): This is Mark here.  It was really the capital as well as substandard loans exactly.

(Q): Okay.  And do you have a level of what the substandard loans are, I mean if I remember, what they were classifying substandard?

(A – Mark Bradford): Not at the top of my head, I don’t.

(A – Bob Jones): We can get that for you.

(Q): Okay, and then just back to the pricing, I know there haven’t been a lot of comps obviously in the last few years, but even base this offer at tangible book level, how do you justify paying that big of a premium to tangible book given the return on tangible equity, let’s say - - or any other metric you want to look at? It seems like a very healthy price from my perspective.

(A – Bob Jones): Well, yeah, I understand that.  I think as we looked at the market, the market potential, the significant cost saves that its 30% of G&A plus additional cost savings, which gets you just south of 50% in total cost reductions, and then you look at the iteration, we felt that was appropriate given the markets we were gaining and the ability to lower the existing infrastructure we had.

(Q): And then, just finally, they had a pretty large level of relative I guess of jumbo CDs – are those brokered deposits, or what exactly is that? Is that 10% of their deposits?

(A – Mark Bradford): Yeah, I don’t have the exact breakdown, but there is some brokered deposits in there but I think Jim Ryan is looking through.

(A): Give us two seconds Rick, we've got the number.

(A – Jim Ryan): Yeah, I think jumbo CD’s were 16% of total deposits at June 30.

(Q): 16, okay.

(A): Total.

(Q): Okay.

(A): Yeah, so we took those out of the jumbo deposits.

(Q): Jumbo deposits? I see the number here that says total jumbo is 26 and retail is 17 meaning sub jumbo so total time deposits were about 43% or is that not accurate.

(A): That's not consistent with the number we've got.

(A): We'll look at.

(Q): Okay.

(A): We'll give you the clarification.

(A): Yeah, that's right.

(Q): Okay, fine. Alright, thank you.

Operator: [Operator Instructions]. Your next question comes from the line of John Barber with KBW.

(Q): Good afternoon.

(A): Hi John, how are you?

(Q): I am doing well, thanks.

(Q): Just to be clear, you guys said this transaction doesn't preclude you from doing additional deals, but from an operational standpoint does that mean you guys think you can digest multiple deals at once or do you wait until this deal is fully integrated.

(A – Bob Jones): Well, it all depends on the deal, you know it depends on how large it is, if it’s in- market, if it’s a market extension, but we would weigh that once we got the next deal, we don't have that. So certain deals we could do at the same time, but we might layer them in one after the other, again, it really all depends on the nature transaction.

(Q): Okay and I think it’s fair to say that you guys have been more conservative in the industry on commercial real estate, you know could you just give us a sense of how you got comfortable with the CRE portfolio particularly given that its grown by about 60% from 2004 to 2008.

(A): I think our sense to that is we are not getting any more complex commercial real estate, I think as we look at these projects and look where they were and work out plans in place and the mark on these, we got comfortable with the price we pay for these assets.  I would not have this give you any indication that we are back in commercial real estate market, because that’s not part of this transaction.  We just believe that we fairly priced these assets in this transaction.

(Q):  Okay.  And last question is modeling question.  Do you estimate one time merger cost of $10.8 million, do you expect that will be evenly displaced through the full 2011 is that how to – we should think about it?

(A – Chris Wolking): No. It really depends on the actual costs, but I’d expect most of those to be closer to the front end of that.  As we actually make the decision on specific branches and things of that sort, they’ll be pushed out a little bit farther, but for the most part, they’ll be early in the year.

(Q): Okay, great.  Thank you.

(A): Thanks John.

Operator: [Operator Instructions]

We have a question from the line of Kenneth James with Sterne Agee.

(Q – Kenneth James):  Just had a question in your assumption of what your pro forma TC is going to be?  Are you kind of – is there any assumptions for asset run-off, like maybe – selling off securities and paying off some higher cost funding right out of the gate or is that pretty much baked in with their current asset size?

(A): Yeah, that’s really one balance sheet on top of the other.

(Q): Okay.  And then, on some of the other kind of closing conditions, kind of the delinquent loan hurdle, are you defining the delinquent loans as everything longer than 30 days past due or can you – kind of tell me where – what you define that as in?

(A) Yeah. That’s basically true. So its 30 days plus delinquencies, plus your non-accruals, plus impaired, plus restructured, plus OREO plus the cumulative charge offs from today’s date of announcement to date of closing.

(Q): Okay, alright thank you guys.

(A): Thanks Ken.

Operator: Your next question comes from the line of Bryce Rowe with Robert W. Baird.

(A): Hi Bryce.

(Q): Hello, how are you?

(A): Good, how are you?

(Q): Good, thank you. A couple of questions, one, what kind of forecast do you have for housing values? It’s kind of baked in to the credit mark now.  And then the second question would be for Chris on the purchase accounting side of things.  What kind of purchase accounting mark do you expect on the liability side?

(A):  Yeah, on the credit mark on the housing, we’ve assumed the market will continue to remain as the depressed as it is and soft as it is with respect to commercial real estate.  So we’ve not baked in any improvement in that market at all as we did our marks.

(Q): Okay.

(A – Chris Wolking): In terms of purchase accounting, we do have a couple of marks related to the liability side - - and I’m just moving - - they are not huge numbers, Bryce, but we would expect some marks associated with the subordinated debt, some home loan advances and where it does..issuance cost of subordinated debt will have to be flushed through too, so a little bit there.  I don’t have the numbers right in front of me - - its is  $2.27 million in marks that we would estimate for the liability side.

(Q): Okay and here is the follow-up to Kenneth’s question there.  Did you expect to make any changes to the Monroe balance sheet as we get closer to closing or i.e. selling off securities and paying down some of the higher cost debt?

(A – Chris Wolking):  Good question.  I think, clearly we will work closely with Mark and his team to try to do what’s best for the long-term benefit of the combined institution.  Portfolio is very clean with no mark frankly assumed in our model, and their investment portfolio practices don’t give me any concern whatsoever. But you know we're a very a liquid shop and there really is no reason for them to stretch from a liquidity standpoint because we know that long-term we can handle their funding requirements.

(Q): Thank you

(A): [indiscernible] Thanks, bye.

Operator: Your next question comes from the line of Stephen Geyen with Stifel Nicolaus.

(Q - Stephen Geyen): Yeah, just a follow up question guys, does Monroe own its branches or are they lease based?

(A): They're owned.

(Q - Stephen Geyen): And are there any considerations as far as sale/leasebacks or is that not in the books at all?

(A): Not at this juncture.  You know it just factors into our decision about the consolidation.  We’ll look at each of those on an individual basis.

(Q): Okay thanks guys.

(A): Thanks Stephen.

Operator: your next question comes from the line of John Rodis with Howe Barnes.

(Q – John Rodis): Chris, this might be a question for you just real quick or I’m not sure if it’s Daryl.  On the delinquent loans, the – I guess the charge for net charge-offs and ORE write-downs you said its from the date of this transaction so does that pick up third quarter results or is it fourth quarter going forward?

(A): It’d be fourth, but it’d be from today’s date through the date of closure.

(Q – John Rodis): Okay, so third quarter is already sort of baked into the numbers that you’ve said?

(A): That’s right.

(Q – John Rodis):  Agreed upon.

(A): Right.

(Q): Okay, and then Bob, maybe just one more question on future M&A.  Sort of assuming if you assume another you know in-market transaction would you feel like you could do something like that today or in the next week or two, something like that?

(A): With the right partner, absolutely.  We think we’ve got the capital and the skill set to do it.  We’re very comfortable that we’re prepared if that opportunity were to present itself.

(Q): Okay.  Thanks guys.

Operator: [Operator Instructions]

(A): Michael any other questions on the line.

Operator: There are no further questions.

(Bob Jones)

Well, we appreciate everybody’s interest and staying power on the call, so if you have any further questions as always give Lynell a call, we will be available through the balance of the afternoon and tomorrow to answer your questions. Thank you very much. Thank you Michael.

Operator: Thank you, this concludes the Old National call.  Once again, a replay along with the presentation will be available for 12 months on the investor relations page of Old National website at www.oldnational.com. A replay of the call will also be available by 1-800-642-1687, conference id code 1577-9212. This replay will be available through October 20th.

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